UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Equus Total Return, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
294766100
(CUSIP Number)
September 29, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	02919L 109

1	Names of Reporting Persons: Howard Todd Horberg

2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
682,628
	6	Shared Voting Power
0
	7	Sole Dispositive Power
682,628
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
682,628
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.05%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)       Name of Issuer: Equus Total Return, Inc.

(b)    Address of Issuer’s Principal Executive Offices: 700 Louisiana St., 48th Floor, Houston, Texas 77002

Item 2.

(a)	Name of Person Filing: Howard Todd Horberg

(b)	Address of Principal Business Office or, if None, Residence: 915 McCormick Drive, Lake Forest, Illinois 60045

(c)	Citizenship: United States

(d)	Title and Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP No.: 294766100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act;

(b)	[_] Bank as defined in Section 3(a)(6) of the Act;

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 682,628 shares of Common Stock
(b)	Percent of Class: 5.05% as of September 29, 2022

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 682,628 shares; of these shares, 651,628 are held by Horberg Enterprises LP and 31,000 are held by Howard Todd Horberg Rollover IRA, where the Reporting Person has sole power to vote all these shares.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 682,628 shares; of these shares, 651,628 are held by Horberg Enterprises LP and 31,000 are held by Howard Todd Horberg Rollover IRA, where the Reporting Person has sole power to dispose or direct the disposition of all these shares.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Of the 682,628 shares beneficially owned by the Reporting Person, Horberg Enterprises LP and Howard Todd Horberg Rollover IRA have the right to receive dividends from and proceeds from the sale of 651,628 and 31,000 shares, respectively, of the Issuer.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable

Item 8.	Identification and classification of members of the group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2022

/s/Howard Todd Horberg

Name: Howard Todd Horberg

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).